東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
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RECEIVED

2008 AUG 20 A 11:25

[redacted]

08004448

FILE NO. 082-35033

August 13, 2008

VIA AIR MAIL

PROCESSED
AUG 22 2008
THOMSON REUTERS

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Idemitsu Kosan Co., Ltd.
Rule 12g3-2(b) Exemption

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to Idemitsu Kosan Co., Ltd. (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the document which contents were announced by the Company:

- Consolidated Financial Results for the First Quarter of Fiscal Year 2008 (From April 1, 2008 to June 30, 2008) (dated July 31, 2008).

Yours truly,

Kaoruko Suzuki

Encl
cc: Idemitsu Kosan Co., Ltd.

July 31, 2008

RECEIVED

Consolidated Financial Results for the First Quarter of Fiscal Year 2008 (From April 1, 2008 to June 30, 2008)

Company Name: Idemitsu Kosan Co., Ltd. (URL http://www.idemitsu.co.jp/)
Company Code: 5019, Shares listed on: TSE, First Sect.
Name of Representative: Akihiko Tembo, President
Contact person: Masaru Toriyama, General Manager of IR & PR Office.
Telephone: +81-3-3213-9307

1. Consolidated Financial Results for the First Quarter of FY2008 (From April 1, 2008 to June 30, 2008)

(1) Consolidated operating results

Note: Figures less than ¥1 million are rounded off

	Net sales		Operating income		Ordinary Income		Net income	
	¥million	%	¥million	%	¥million	%	¥million	%
1Q FY2008	1,041,953	–	8,075	–	9,283	–	△2,884	–
1Q FY2007	787,750	△0.7	8,883	△62.5	13,156	△48.9	2,065	△74.1

	Net income per share	Net income per share, diluted
	¥ sen	¥ sen
1Q FY2008	△72.12	–
1Q FY2007	51.64	–

(2) Consolidated financial position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	¥million	¥million	%	¥ sen
1Q FY2008	2,747,921	523,508	18.0	12,345.66
FY2007	2,420,057	527,689	20.5	12,404.45

Notes: Shareholders' equity 1Q FY2008 ¥493,703million FY2007 ¥496,056million

2. Dividends

	Cash Dividend per share				
	As of Jun.30	As of Sep.30	As of Dec.31	As of Mar.31	Total
	¥ sen	¥ sen	¥ sen	¥ sen	¥ sen
FY2007	–	75.00	–	75.00	150.00
FY2008	–	–	–	–	–
FY2008 (Forecast)	–	75.00	–	75.00	150.00

3. Consolidated business forecasts for FY2008 (From April 1, 2008 to March 31, 2009)

	Net sales		Operating income		Ordinary income		Net income		Net income per share
	¥million	%	¥million	%	¥million	%	¥million	%	¥ sen
2Q FY2008	2,380,000	40.2	46,500	28.6	43,500	3.2	8,500	△38.3	212.55
FY2008	5,090,000	31.7	107,500	92.3	100,000	64.8	31,000	540.8	775.19

Note: Percentage figures represent changes from the corresponding previous periods respectively

4.Others

(1) Changes of number of material subsidiaries during the first quarter of fiscal 2008: None

(2) Application of the simplified accounting method or accounting peculiar to the preparation of the quarterly financial statements : Yes

(3) Changes in accounting methods from the latest accounting period

1.by new accounting standard: Yes

2.by others: Yes

(4) Number of shares of stocks

1.Number of shares issued(including treasury stock)

1Q FY2008: 40,000,000 FY2007: 40,000,000

2.Number of shares of treasury stock 1Q FY2008: 9,954 FY2007: 9,760

3.Weighted average number of shares of common stock

1Q FY2008: 39,990,194 1Q FY2007: 39,990,799

* The business forecasts above are based on information available as of the date of publication of this document.

Qualitative Information and Financial Statements

1. Qualitative Information on Consolidated Operating Results

[Summary of Consolidated Operating Results for the First Quarter of FY2008]

In the petroleum industry, June 2008 average price of Dubai crude oil reached 127.8$/bbl and was a jump of 31.1$/bbl compared with March 2008 average price. It was difficult business environment to secure the profit, due to the cost increase with rapidly soaring crude oil price by short time.

In the petrochemical industry, prices of domestic naphtha, a petrochemical raw material, also significantly hiked and remained at a record high level as crude oil prices. With respect to demand for petrochemical products, although demand from Asian countries grew constantly, the domestic market faced severe business environments hit by worsening profitability due to surging naphtha price, and production adjustments were carried out for some products.

The Idemitsu Group's consolidated performances for the first quarter of FY2008 were ¥1,042.0 billion in consolidated net sales, an increase by 32.3% on a year-on-year basis, due to hikes of crude oil and naphtha prices. Consolidated operating income was ¥8.1 billion, a decline by 9.1% on a year-on-year basis. (the Company changed the valuation method to the quarter-based LIFO (last-in, first-out) method from the one year- based LIFO method. As a result, consolidated operating income increased by 5.6 billion.)

Non-operating profit and loss resulted in a profit of ¥1.2 billion, a decrease by ¥3.1 billion on a year-on-year basis, and as a result, consolidated ordinary income for the first quarter of FY2008 was ¥9.3 billion, a decline by 29.4% on a year-on-year basis.

Extraordinary account resulted in a profit of ¥1.8 billion, an increase in profit at ¥2.3 billion on a year-on-year basis, due mainly to special gains on sale of a tanker of ¥3.6 billion. In addition, corporate income taxes and minority interests were ¥13.9 billion, an increase by ¥3.4 billion on a year-on-year basis.

As a result, consolidated net account stood at a loss of ¥2.9 billion.

The performance according to the business segment is as follows.
[Petroleum products business]

In case of the substantial crude oil rise which has no examples in the past, the petroleum products business strived to shift increasing costs to the selling prices amid soaring crude oil prices. However, occurring time lag until the cost increased part is shifted to the selling price, and at the same time the petroleum products were affected by sharp price hikes of fuel oil necessary for oil refineries.
As a result, consolidated operating account stood at a loss.

In the lubricants business, sales volume increased 109.3% of that in the last year, by bolstering global sales activities in overseas markets including rapidly growing Asia, in the domestic and overseas markets including sales at licensees.

The overall consolidated net sales of the petroleum products business for the first quarter of FY2008 increased by 39.2% on a year-on-year basis to ¥793.6 billion, and consolidated operating account decreased by ¥5.9 billion on a year-on-year basis to ¥11.1 billion operating loss.

[Petrochemical products business]

With respect to petrochemical products, the material naphtha price reached a record-high with hikes in the crude oil price, however, market prices of styrene monomers and paraxylene were unable to catch up with soaring naphtha price and consequently profitability environment became severe. The profit environment was aggravated by sharp price hikes of fuel oil necessary for chemical plant.

As a result, overall consolidated net sales of the petrochemical products business for the first quarter of fiscal 2008 increased by 11.9% on a year-on-year basis to ¥187.6 billion, and operating income decreased by 41.8% on a year-on-year basis to ¥2.5 billion.

[Oil exploration and production business]

In the oil exploration and production business, Brent Crude oil was 96.9$/bbl of a year-on-year comparison 39.1$/bbl rise, and hovering crude oil price acting as a contributing factor to profits. In April 2008, the Company's Norwegian local company Idemitsu Petroleum Norge AS confirmed crude oil reserves from an exploratory well in the "Afrodite" structure of Block PL293, in which the company owns a 15% interest. The company plans to assess and examine oil reserves in the future. The first quarter accounting period of Norwegian local company Idemitsu Petroleum Norge AS was January-March 2008.

The overall consolidated net sale in oil exploration and production business for the first quarter of fiscal 2008 increased by 43.4% on a year-on-year basis to ¥31.2 billion and operating income rose by 47.0% on a year-on-year basis to ¥15.8 billion, due to increase in crude oil prices.

[Other businesses]

In the coal mining business, total production volume of Australian coal was 1.51 million tons, down by 0.64 million tons against the same period of the previous year, suffering from Ensham Coal Mine's flood damage following intense rainfall in the middle of January 2008. On the other hand, sales of coals increased due to hike of export prices despite negative factors on earning including stronger Australian dollar. Shipments have partially been resumed, maintaining the current shipment volume of approximately 60% of the volume before the flooding. The production standard recovers in the state before suffering expects March in 2009.
The first quarter accounting period of Australian coal business was January-March 2008.

The overall consolidated sales in the other businesses for the first quarter of fiscal 2008 increased by 5.5% on a year-on-year basis to ¥29.6 billion due to an increase in coal prices, and operating income stood at ¥0.8 billion.

2. Qualitative Information about Consolidated Financial Position

(1) Analysis of consolidated financial position

By soaring of crude oil prices, it increased in inventories and accounts receivable in assets, and increased in accounts payables and short-term operating capital in liabilities. Future premium obligations of Norwegion Snorre oil fields will be recorded as assets and liabilities on the consolidated balance sheet, elucidated in "Announcement on Changes in Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" on July 22nd.

Consolidated total assets as of the end of the first quarter of fiscal 2008 were ¥2,747.9 billion, an increase of ¥327.9 billion compared with the end of the previous consolidated fiscal year.

Total consolidated liabilities at the end of the first quarter of fiscal 2008 were ¥2,224.4 billion, an increase of ¥332.0 billion from the end of the last year.

Total net assets as of the end of the first quarter of fiscal 2008 were ¥523.5 billion, a decline of ¥4.2 billion from the end of the last year, due to a decrease in retained earnings.

As a result, shareholders equity ratio as of the end of the first quarter of fiscal 2008 was 18.0%.

(2) Analysis of consolidated cash flows

Cash and cash equivalents ("fund") as of the end of the first quarter of fiscal 2008 were ¥109.3 billion, a decrease by ¥4.4 billion from the end of the previous year. Major factors of the decreases are as follows:

Cash flow from operating activities was an outflow of ¥56.4 billion, since the total amount of factors for the decrease in the fund including an increase in inventories and a increase in accounts payable exceeded the total amount of factors for the increase in the fund such as income before income taxes for the first quarter of fiscal 2008 and depreciation and amortization without actual expenditure.

Cash flow from investing activities was an outflow of ¥24.6 billion, due to an increase in expenditure for acquisition of fixed assets from capital investment.

Cash flow from financing activities was an inflow of ¥78.2 billion, due to an increase in operating capital owing to hikes in crude oil prices.

3. Qualitative Information about Consolidated Business Forecasts for FY2008

[Consolidated Business Forecasts for FY2008]

The Company took the result in first quarter of fiscal 2008 and business forecasts for FY 2008 into consideration, and corrected the previous consolidated business forecasts published on May 2, 2008.
Please refer to today's (July 31) "Announcement on Revision in Earnings Estimates" about details of expectation concerned.

4. Others

(1) Changes of number of material subsidiaries during the first quarter of fiscal 2008: None

(2) Application of the simplified accounting method or accounting peculiar to the preparation of the quarterly financial statements

1) Accounting peculiar to the preparation of the quarterly financial statements
Income taxes are calculated, in principle, by multiplying income before income taxes for the first quarter of fiscal 2008 by the estimated effective tax rate which is duly estimated for income before income taxes for the consolidated fiscal year including the current first quarter. In addition, income taxes-deferred are included and presented in income taxes.

(3) Changes in accounting principles, procedures and method of presentation concerning preparation of consolidated quarterly financial statements

1) The Company has applied ASBJ Statement No. 12 Accounting Standard for Quarterly Financial Reporting and ASBJ Guidance No. 14 Guidance on Accounting Standard for Quarterly Financial Reporting from the current consolidated fiscal year. In addition, the Company has prepared the quarterly consolidated financial statements based on the Regulations Regarding Quarterly Consolidated Financial Statements.

2) With respect to the valuation method for inventories, the Company had adopted the last-in, first-out (LIFO) method for the base period of one year or interim period in the past. However, with application of accounting standards for the quarterly financial statements, the Company has changed the valuation method to the quarter-based LIFO method from the current first quarter of consolidated fiscal 2008 in order to carry out reasonable computation of profits and losses for each quarter.

At valuation of inventories at the starting balances and calculation of shipping unit prices of materials based on the LIFO method, starting balance unit price and material shipping unit price of each item were determined for each of unit prices recorded for each fiscal year in the past. the Company has changed to the methods of measurement of inventories and calculation of shipping unit prices by goods item from the current first quarter of consolidated fiscal 2008.

As a result, consolidated operating income, ordinary income and income before income taxes increased by 5,553million respectively compared with those based on the existing method.
In addition, although the Company and domestic consolidated subsidiaries had adopted the cost method using LIFO method in the past, they have calculated inventories and shipping unit prices based on the cost method using the LIFO method (the book value devaluation method based on lowered profitability for balance sheets amounts) from the current first quarter of fiscal year 2008 as the base period with application of ASBJ Statement No. 9 Accounting Standard for Measurement of Inventories (July 5, 2006).
As a result, consolidated operating income, ordinary income and income before income taxes decreased by 521million respectively compared with those based on the existing method.

3) Finance lease transactions which do not transfer the ownership of the leased property to the leasee were formerly accounted for as ordinary operating leases. However, with application of ASBJ Statement No.13 Accounting Standard for Lease Transactions (Business Accounting Council, dated June 17, 1993, revised on March 30, 2007) and ASBJ Guidance No.16 Guidance on Accounting Standard for Lease Transactions (JICPA Accounting System Committee, dated January 18, 1994, revised on March 30, 2007) for the quarterly financial statements concerning the financial period commencing on April 1, 2008 and after, the Company has adopted the accounting standard and the guidance above from the first quarter of fiscal 2008, and accounted for as general sales transactions. In addition, as for the depreciation of leased property relating to finance lease transactions which do not transfer the ownership of the leased property to the leasee, the Company has adopted the straight-line method on the assumption that the lease period is the useful life of the property and the residual value is zero.

4) The Company has applied the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements (May 17, 2006, ASBJ PITF No. 18)" from the first quarter of fiscal 2008 and implemented adjustments required for consolidation.
As a result, consolidated operating income, ordinary income and income before income taxes increased by 1,091million respectively compared with those based on the existing method.

5) About tangible fixed assets of the Company and domestic consolidated subsidiaries, the Company was reconsidered with the revision of the Ministerial Ordinance regarding Amendment of A Part of the Ministerial Ordinance for Useful Lives of Depreciable Assets (Ordinance of the Ministry of Finance No.32, dated April 1, 2008), the Company has changed useful lives to those provided under the Ordinance.
As a result, consolidated operating income, ordinary income and income before income taxes decreased by 673million respectively compared with those based on the existing method.

5. Consolidated Financial Statements for the First Quarter of FY2008

(1) Consolidated Quarterly Balance Sheets

(Unit: ¥Million)

Item	1Q FY2008 (Ended June 30, 2008)	FY2007 (Ended March 31, 2008)
(Assets)		
Current assets	1,231,599	1,093,915
Cash and deposits	105,050	108,185
Notes and accounts receivable-trade	433,330	397,492
Short-term investment securities	4,210	5,500
Merchandise and finished goods	143,306	113,609
Semi-finished goods	61,363	48,422
Raw materials	271,006	214,262
Work in process	890	757
Other	214,030	206,772
Less: Allowance for doubtful accounts	△1,588	△1,086
Noncurrent assets	1,516,322	1,326,142
Property, plant and equipment	1,039,240	1,041,736
Land	623,140	621,905
Other, net	416,100	419,831
Intangible assets	32,279	32,543
Goodwill	6,936	6,067
Other	25,342	26,476
Investment and other assets	444,802	251,862
Oil field premium assets	173,404	—
Other	272,824	253,346
Less: Allowance for doubtful accounts	△1,426	△1,484
Total assets	2,747,921	2,420,057
(Liabilities)		
Current liabilities	1,271,138	1,117,669
Accounts payable-trade	457,177	389,386
Short-term loans payable	338,603	296,786
Commercial papers	98,928	49,982
Current portion of bonds	18,400	18,400
Accounts payable-other	232,163	254,172
Income taxes payable	33,624	26,438
Provision for bonuses	2,914	5,793
Other	89,326	76,710
Noncurrent liabilities	953,275	774,698
Bonds payable	54,600	54,600
Long-term loans payable	430,314	438,546
Provision for retirement benefits	46,867	49,200
Provision for repairs	29,520	26,378
Provision for restoration costs of Australia coal mine	12,700	12,700
Oil field premium liabilities	172,953	—
Other	206,319	193,272
Total liabilities	2,224,413	1,892,368

Item	1Q FY2008 (Ended June 30, 2008)	FY2007 (Ended March 31, 2008)
(Net assets)		
Shareholders' equity	354,248	362,313
Capital stock	108,606	108,606
Capital surplus	71,138	71,139
Retained earnings	174,622	182,686
Treasury stock	△120	△118
Valuation and translation adjustments	139,455	133,743
Valuation difference on available-for-sale securities	4,788	1,663
Deferred gains on hedges	14,610	3,480
Revaluation reserve for land	122,269	121,848
Foreign currency translation adjustment	△2,212	6,750
Minority Interests	29,805	31,632
Total net assets	523,508	527,689
Total liabilities and net assets	2,747,921	2,420,057

(2) Consolidated Quarterly Statements of Operation

(Unit: ¥Million)

Item	1Q FY2008 (From April 1, 2008 to June 30, 2008)
Net sales	1,041,953
Cost of sales	973,930
Gross profit	68,022
Selling, general and administrative expenses	59,946
Freightage expenses	14,049
Provision for bonuses	2,158
Provision for retirement benefits	1,030
Other	42,708
Operating income	8,075
Non-operating income	6,619
Interest income	624
Dividends income	3,421
Equity in earnings of affiliates	1,855
Other	717
Non-operating expenses	5,411
Interest expenses	3,782
Others	1,629
Ordinary income	9,283
Extraordinary income	4,165
Gains on the sale of noncurrent assets	3,708
Other	456
Extraordinary loss	2,401
Impairment loss	531
Loss on the sale of noncurrent assets	41
Loss on retirement of noncurrent assets	1,823
Other	4
Income before income taxes and minority interests	11,046
Income taxes	11,905
Minority interests in income	2,024
Net loss	△2,884

(3) Consolidated Quarterly Statements of Cash Flows

(Unit: ¥Million)

Item	1Q FY2008 (From April 1, 2008 to June 30, 2008)
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	11,046
Depreciation and amortization	18,719
Impairment loss	531
Amortization of goodwill	195
Increase (decrease) in accrued retirement benefits	△2,339
Increase (decrease) in provision for repairs	3,142
Interest and dividends income	△4,046
Interest expenses	3,782
Loss (gain) on sales of noncurrent assets	△3,667
Decrease (increase) in notes and accounts receivable-trade	△28,380
Decrease (increase) in inventories	△97,015
Increase (decrease) in notes and accounts payable-trade	65,104
Increase (decrease) in accounts payable-other	△19,240
Other, net	△2,145
Subtotal	△54,314
Interest and dividends income received	4,671
Interest expenses paid	△3,167
Income taxes paid	△3,613
Net cash provided by (used in) operating activities	△56,424
Net cash provided by (used in) investment activities	
Purchase of property, plant and equipment	△18,680
Proceeds from sales of property, plant and equipment	3,965
Purchase of intangible assets	△728
Purchases of investment securities	△729
Proceeds from sales of investment securities	38
Net increase (decrease) in loans recievable	592
Purchase of investments in subsidiaries resulting in change in scope of consolidation	△6,126
Other, net	△2,928
Net cash provided by (used in) investment activities	△24,596
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	41,903
Increase (decrease) in commercial papers	48,946
Proceeds from long-term loans payable	451
Repayment of long-term loans payable	△8,513
Purchase of treasury stock	△2
Cash dividends paid	△2,999
Cash dividends paid to minority shareholders	△64
Other, net	△1,546
Net cash provided by (used in) financing activities	78,175
Effect of exchange rate changes on cash and cash equivalents	△2,433
Net increase (decrease) in cash and cash equivalents	△5,278
Cash and cash equivalents at beginning of period	113,685
Increase (decrease) in cash and cash equivalents resulting from change of scope of consolidation	853
Cash and cash equivalents at end of period	109,260

(4) Consolidated Segment Information

a. Business segment information

For the 1Q FY2008 (From April 1, 2008 to June 30, 2008)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
1.Net sales							
(1) Net sales to outside customers	793,588	187,594	31,156	29,612	1,041,953	—	1,041,953
(2) Inter-segment	748	474	—	1,441	2,664	(2,664)	—
Total	794,337	188,069	31,156	31,053	1,044,617	(2,664)	1,041,953
Operating income (loss)	△11,054	2,493	15,845	792	8,077	(2)	8,075

Notes:
1. Business segments are those adopted in the interior management of the Company.
2. Each segment's major products or operations
   (1) Petroleum products: Petroleum products including gasoline, naphtha, kerosene, diesel oil and heavy fuel oils, lubricant, LPG and marine transportation
   (2) Petrochemical products: Petrochemicals including ethylene
   (3) Oil exploration and production: Investigation, exploration, development and sales of oil resources
   (4) Others: Coal mining, sales of automobile-related goods, leasing, electronic materials business and construction and maintenance business

[Background Information]

Consolidated Financial Statements for the First Quarter of FY2007

(1) Consolidated Quarterly Statements of Income

(Unit: ¥Million)

Item	1Q FY2007 (From April 1, 2007 to June 30, 2007)
Net sales	787,750
Cost of sales	723,470
Gross profit	64,280
Selling, general and administrative expenses	55,396
Operating income	8,883
Non-operating income	9,085
Interest and dividend income	4,274
Gain (loss) on foreign exchange, net	1,674
Equity in earnings of non-consolidated subsidiaries and affiliates, net	2,050
Others	1,086
Non-operating expenses	4,812
Interest expenses	4,144
Others	668
Ordinary income	13,156
Extraordinary gains	661
Gains on the sale of fixed assets	323
Others	338
Extraordinary losses	1,233
Loss on disposal of tangible fixed assets	977
Others	255
Income before income taxes	12,585
Income taxes	9,285
Minority interests	1,234
Net income	2,065

(2) Consolidated Quarterly Statements of Cash Flows

(Unit: ¥Million)

Item	1Q FY2007 (From April 1, 2007 to June 30, 2007)
Cash flows from operating activities	
Income before income taxes and minority interests	12,585
Depreciation and amortization	17,105
Increase(△decrease)in accrued retirement benefits to employees	△2,524
(△Increase) decrease in notes and accounts receivable, trade	△47,865
(△Increase) decrease in inventories	1,992
Increase (△decrease) in notes and accounts payable-trade	33,583
Increase (△decrease) in accounts payable, other	2,051
Payment of income taxes	△13,373
Others	△3,507
Net cash provided by operating activities	46
Cash flows from investing activities	
Purchases of tangible fixed assets	△19,239
Proceeds from sale of tangible fixed assets	834
Purchases of investment securities	△1,659
Proceeds from sale of investment securities	29
Others	3,773
Net cash used in investing activities	△16,261
Cash flows from financing activities	
Increase (△decrease) in short-term borrowings, net	20,718
Proceeds from long-term debt	1,381
Repayment of long-term debt	△12,285
Others	△8,396
Net cash used in financing activities	1,417
Effect of exchange rate changes on cash and cash equivalents	1,433
Net increase(△decrease) in cash and cash equivalents	△13,363
Cash and cash equivalents at beginning of the period	122,564
Cash and cash equivalents at end of the period	109,200

(Consolidated Segment Information)

(3) Business segment information

For the 1Q FY2007 (From April 1, 2007 to June 30, 2007)

(Unit: ¥Million)

	Petroleum products	Petrochemical products	Oil exploration and production	Others	Total	Elimination and corporate	Consolidated
1.Net sales							
(1) Net sales to outside customers	570,283	167,684	21,719	28,062	787,750	–	787,750
(2) Inter-segment	706	437	–	1,934	3,079	(3,079)	–
Total	570,990	168,122	21,719	29,997	790,829	(3,079)	787,750
Operating expenses	576,149	163,836	10,943	31,008	781,937	(3,070)	778,866
Operating income (loss)	△5,158	4,285	10,776	△1,011	8,892	(8)	8,883

END